20013061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-~~65205~~ |

8-65263

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2019 AND ENDING 03/31/2020
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PINNACLE EQUITY MANAGEMENT, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4105 E BROADWAY, SUITE 101
(No. and Street)

LONG BEACH | CA | 90803
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Davis / 310-684-2781
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company
(Name – *if individual, state last, first, middle name*)

508 North Mur-Len Road | Olathe | KS | 66062
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing Section
JUN 02 2020
Washington DC
415

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William E. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PINNACLE EQUITY MANAGEMENT, LLC, as of March 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

William E. Davis

Signature

CEO

Title

Notary Public

MARK J. BAKER
COMM. # 2223026
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES NOV. 24, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pinnacle Equity Management, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pinnacle Equity Management, LLC as of March 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pinnacle Equity Management, LLC as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Pinnacle Equity Management, LLC's management. Our responsibility is to express an opinion on Pinnacle Equity Management, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pinnacle Equity Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Pinnacle Equity Management, LLC's financial statements. The supplemental information is the responsibility of Pinnacle Equity Management, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Pinnacle Equity Management, LLC's auditor since 2018.

Olathe, Kansas
May 27, 2020

# PINNACLE EQUITY MANAGEMENT, LLC

## STATEMENT OF FINANCIAL CONDITION

## MARCH 31, 2020

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $153,934 |
| Other Receivables | 750 |
| Lease Deposit | 500 |
| Total Assets | $155,184 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts Payable | $ 3,065 |
| Total Liabilities | $ 3,065 |
| MEMBER'S EQUITY | $ 152,119 |
| Total Liabilities and Members Equity | $ 155,184 |

The accompanying notes are an integral part of these financial statements.

# PINNACLE EQUITY MANAGEMENT, LLC

## STATEMENT OF OPERATIONS

## YEAR END MARCH 31, 2020

| | |
|---|---|
| REVENUE | |
| Commissions and Fee Income | $907,696 |
| Total Revenue | $907,696 |
| EXPENSES | |
| Commission expense | $658,827 |
| Management fee | 70,000 |
| Other expenses | 15,089 |
| Total Expenses | $743,916 |
| | |
| Net Income | $163,780 |

The accompanying notes are an integral part of these financial statements.

## PINNACLE EQUITY MANAGEMENT, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## YEAR ENDED MARCH 31, 2020

| | |
|---|---|
| Balance – Beginning of Year | $63,339 |
| Prior Period Adjustment | (25,000) |
| Distributions | (50,000) |
| Net Income | 163,780 |
| Balance – End of Year | $152,119 |

The accompanying notes are an integral part of these financial statements.

# PINNACLE EQUITY MANAGEMENT, LLC

## STATEMENT OF CASH FLOWS

## YEAR END MARCH 31, 2020

| | |
|---|---|
| Net Income | $ 163,780 |
| Decrease in other receivables | 500,917 |
| Decrease in prepaid expenses | 2,090 |
| Increase in lease deposits | ( 500) |
| Decrease in accounts payable | ( 1,329) |
| Decrease in commission payable | (451,500) |
| Decrease in other current liabilities | ( 10,000) |
| | |
| Net Cash Flow provided by operating activities | $ 203,458 |
| Net Cash Flows from distribution: | ( 50,000) |
| Net Cash Flow due to Prior period adjustment | ( 25,000) |
| Net Increase in cash and cash equivalents | 128,458 |
| | |
| Cash and cash equivalents at March 31, 2019 | 25,476 |
| Cash and cash equivalents at March 31, 2020 | $ 153,934 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Pinnacle Equity Management, LLC. was formed as a Missouri corporation on February 6, 1992 and converted to a Missouri limited liability company on February 17, 2016 (the "Company"). The Company is a wholly owned subsidiary of Pinnacle Equity Holding, LLC ("PEH"). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activities include revenues from the sale or placement of EB5 transaction related securities, the sale of other unregistered securities and investment banking fees.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk – The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2020.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in accounting method and Prior Period Adjustment - The Company changed its method for accounting for EB 5 Trail Revenue (Trails) to conform to FASB ASC 606-10-32-40 and FASB ASC 606-10-32-30. These standards prescribe the reporting methodology for variable consideration revenue when there is a single performance obligation. The Company previously reported the Trails upon the execution (or acquisition) of the EB5 contract. This change in methodology will now recognize the Trail revenues and related commissions, when Trail funds are received. This change in accounting method, which was effective for the year ending March 31, 2020, results in a prior period adjustment reducing Members' Equity by $25,000.

## NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020, the Company's net capital and required net capital were $150,869 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0.02 to 1.

## NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes with PEH. Taxable income and losses are included in the income tax returns of the PEH owners. PEH uses a calendar year for income tax reporting purposes.

## NOTE 4 – RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is wholly owned by Pinnacle Equity Holdings, LLC. The Company was previously affiliated through common ownership of greater than 75% with Saxony Securities, Inc. (a registered broker/dealer), Saxony Capital Management, LLC (a SEC registered RIA), Saxony Insurance Agency, LLC, RECA Group, Inc., Patrick Capital Markets, LLC (a registered broker/dealer), Saxony Holdings, Inc.,

and Saxony Financial Holdings, LLC. As of March 5, 2020, the Company is no longer affiliated through common ownership with the above listed companies.

## NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

In the year ended March 31, 2020, the Company reported several types of revenue as described below. The EB 5 Trail Revenue was generated by the assignment of trail payments on EB 5 transactions from another broker-dealer to the Company. Such trail payments will be received by the Company over periods as long as five years but in some instances the receipt of such trail payments was accelerated by the payee in exchange for a discount on the amount due. The Company recognized the revenue and associated commission expense on the date of such assignment.

The following table presents revenue by major source:

| | |
|---|---|
| EB 5 Trail Revenue | $288,938 |
| Private Placement of unregistered securities | 200,439 |
| Investment Banking Fees | 127,000 |
| Other Revenue | 291,265 |
| Total Revenue | $907,696 |

## NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of issuance and concluded that no further activity has occurred that would require recognition or disclosure.

## NOTE 7 – FAIR VALUE

A substantial amount of the Company's assets and liabilities are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information of the value of the underlying instrument.

## NOTE 8 – COMMITMENTS

The Company has no significant commitments for office or equipment leases or other services.

## NOTE 9 – CONTINGENCIES

The Company is a registered broker-dealer and, as such is subject to the continual scrutiny of those who regulate the industry including FINRA, the SEC and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine if the Company is in compliance with the rules and regulations promulgated by the examining regulatory authority. It would not be uncommon in the industry the Company operates for the regulators to assert upon completion of an examination or at other times that the Company has violated certain rules or regulations. Where possible the Company endeavors to negate or correct such asserted violations. In certain circumstances and depending on the nature and extent of the asserted violations the Company may become subject to the disciplinary action including fines. During the year ended March 31, 2020 there were no amounts levied against the Company as a result of regulatory examinations or proceedings.

In the normal course of business, there may be various legal actions and proceedings pending against the Company. To the best of the knowledge of the Company there are no current legal actions or proceedings.

## SUPPLEMENTARY INFORMATION

Note: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(1) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

# PINNACLE EQUITY MANAGEMENT, LLC

## COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

## YEAR ENDED MARCH 31, 2020

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total member's equity | | $152,119 |
| Less nonallowable assets: | | |
| Fees receivable | $750 | |
| Lease Deposit | 500 | |
| Total nonallowable assets | | 1,250 |
| NET CAPITAL | | $150,869 |
| | | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Aggregate indebtedness | | $3,065 |
| Minimum net capital requirement (6 2/3% of total aggregate indebtedness) | | $204 |
| Minimum dollar net capital requirement | | $5,000 |
| Net Capital Requirement | | $5,000 |
| EXCESS (DEFICIENT) OF NET CAPITAL OVER REQUIRED | | $145,869 |
| Percentage of Aggregate Indebtedness to Net Capital | | 2.03% |

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form x-17a-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pinnacle Equity Management, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pinnacle Equity Management, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pinnacle Equity Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(i), the "exemption provisions" and (2) Pinnacle Equity Management, LLC stated that Pinnacle Equity Management, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pinnacle Equity Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pinnacle Equity Management, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

Olathe, Kansas

May 27, 2020

# Pinnacle Capital Securities, LLC

## Exemption Report

May 27, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(1) and (4):

Pinnacle Capital Securities, LLC is a broker/dealer registered with the SEC and FINRA.

Pinnacle Capital Securities, LLC claimed an exemption under paragraphs (k)(1) and (k)(2)(i) of Rule 15c3-3 for the year ended March 31, 2020.

Pinnacle Capital Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraphs (k)(1) and (k)(2)(i) of the rule.

Pinnacle Capital Securities, LLC has met the identified exemption provisions in paragraphs (k)(1) and (k)(2)(i) of Rule 15c3-3 throughout the year ended March 31, 2020 without exception.

Pinnacle Capital Securities, LLC has not recorded any exceptions to the exemption provisions in paragraphs (k)(1) and (k)(2)(i) of Rule 15c3-3 for the year ended March 31, 2020.

I, William E Davis affirm that to the best of my knowledge and belief, this exemption report is true and correct.

William E Davis

Signature: ______________________________

Name and Title: William E Davis, CEO

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Pinnacle Equity Management, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Pinnacle Equity Management, LLC and the SIPC, solely to assist you and SIPC in evaluating Pinnacle Equity Management, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2019. Pinnacle Equity Management, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Pinnacle Equity Management, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Pinnacle Equity Management, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co

Olathe, Kansas

May 27, 2020